UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                (Name of Issuer)

       COMMON STOCK (INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (Title of Class of Securities)

                                    13329010
                                 (CUSIP Number)

                                 BART A. MCLEAN
                                    CGW, INC.
                        TWELVE PIEDMONT CENTER, SUITE 210
                             ATLANTA, GEORGIA 30305
                                  404-816-3255
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 26
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----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST I, INC.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
        NUMBER OF         ------- -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  938,121  (See Item 5.)
          EACH            ------- -----------------------------------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  938,121  (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          938,121  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, CO
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 2 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST PARTNERS I, L.P.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
--------- -----------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
        NUMBER OF         ------- -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  938,121  (See Item 5.)
          EACH            ------- -----------------------------------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  938,121  (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          938,121 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 3 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          RICHARD L. CRAVEY

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- -----------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
       NUMBER OF          ------- -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  938,121 (See Item 5.)
          EACH            ------- -----------------------------------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                    0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  938,121 (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          938,121 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 4 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          EDWIN A. WAHLEN, JR.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  0  (See Item 5.)
         SHARES           ------- -----------------------------------------------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
          EACH                    938,121 (See Item 5.)
       REPORTING          ------- -----------------------------------------------------------------------------------
         PERSON           9       SOLE DISPOSITIVE POWER
          WITH
                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  938,121 (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          938,121 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 5 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW, INC.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
--------- -----------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, CO
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 6 of 26
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
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST IV, L.L.C.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 7 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CGW SOUTHEAST PARTNERS IV, L.P.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          BK, AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
------------------------- ------- -----------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- -----------------------------------------------------------------------------------------------------------

                                  Page 8 of 26
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
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
-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CBP HOLDINGS, INC.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          BK, AF, OO
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- -----------------------------------------------------------------------------------------------------------

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
-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          CBP ACQUISITION CORP.
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          AF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  0  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------- -----------------------------------------------------------------------------------------------------------

                                 Page 10 of 26
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
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          RONALD R. ROSS
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          PF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  188,661 (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   188,661 (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          188,661 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.2%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

                                 Page 11 of 26
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-----------------------------------------------
CUSIP No. 13329010
-----------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WALTER J. MURATORI
--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)
                                                                                                            (b)  X
--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          PF
--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- -----------------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  292,505  (See Item 5.)
                          ------- -----------------------------------------------------------------------------------
       NUMBER OF          8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                0 (See Item 5.)
        OWNED BY          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   292,505  (See Item 5.)
          WITH            ------- -----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  0 (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          292,505  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%  (See Item 5.)
--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- -----------------------------------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D (the "Schedule 13D") with respect to the common stock and the associated preferred stock purchase rights of Cameron Ashley Building Products, Inc., filed on January 24, 2000, by (1) CGW Southeast I, Inc., (2) CGW Southeast Partners I, L.P., (3) Richard L. Cravey, (4) Edwin A. Wahlen, Jr., (5) CGW, Inc., (6) CGW Southeast IV, L.L.C., (7) CGW Southeast Partners IV, L.P.,
(8) CBP Holdings, Inc., (9) CBP Acquisition Corp., (10) Ronald R. Ross, and (11) Walter J. Muratori. Capitalized terms used and not defined in this Amendment have the meanings given to such terms in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended by appending the following to the end of the disclosure in Item 3:

         CBP Holdings plans to obtain additional funds to consummate the transaction described in Item 4 from a senior preferred equity investment by Owens Corning or its affiliate ("OC Investor") pursuant to a commitment letter dated March 13, 2000, and a second letter dated March 13, 2000, in each case from OC Investor to Cameron Ashley (collectively, the "OC Investor Commitment"). The OC Investor Commitment provides that if CBP Holdings increases its offer price for Cameron Ashley above the proposed offering price of Guardian Industries Corp., then OC Investor will provide CBP Holdings with $30 million in unsecured financing in the form of non-voting senior preferred stock of CBP Holdings, subject to satisfaction of the conditions precedent contained in the merger agreement that is described in Item 4 and the execution of a mutually acceptable supply agreement with Cameron Ashley.

         The OC Investor Commitment provides, among other things, (1) that the preferred stock will have a 7.5% cumulative annual dividend, payable in-kind on a semi-annual basis, (2) that the preferred stock will be senior to all other equity securities of CBP Holdings, but junior to the Junior Facility, (3) that the preferred stock will mature in nine years, (4) that CBP Holdings may redeem the preferred stock at any time without penalty, but must redeem the preferred stock upon a change in control of CBP Holdings, (5) that CBP Holdings or OC Investor may require that the preferred stock be exchanged for subordinated notes with the same features, and (6) that the investment by OC Investor will be subject to certain other customary financial and other covenants.

         This description of the OC Investor Commitment is summary in nature, not intended to be a complete description thereof and qualified in its entirety by reference to the full text of the OC Investor Commitment, which is filed as an exhibit hereto and incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended by appending the following to the end of the Item 4 disclosure:

         On March 20, 2000, by letter to the Special Committee of the Board of Directors of Cameron Ashley (the "Offer Letter"), CBP Holdings offered to increase the purchase price to be paid by CBP Holdings from $15.10 to $18.25 per share. The Offer Letter provides that the offer made therein expires at 5:00 p.m. (eastern time) on Monday, March 27, 2000. CBP Holdings provided with the Offer Letter a proposed amendment to the Merger Agreement (the "First Amendment to Merger Agreement").

         If the First Amendment to Merger Agreement is executed by Cameron Ashley, the total consideration to be paid by CBP Holdings for Cameron Ashley, including cash to be paid in exchange for outstanding Shares and in exchange for the cancellation of outstanding options and warrants and including the refinancing and assumption of debt of Cameron Ashley and its subsidiaries, will be approximately $348 million. In addition, if Cameron Ashley accepts the First Amendment to Merger Agreement:

         o Upon consummation of the merger, each outstanding stock option to purchase Shares granted under any stock option plan, compensation plan or arrangement of Cameron Ashley or outstanding warrant to purchase Shares will be cancelled, and the holder thereof will be paid by Cameron Ashley for each such option or warrant an amount equal to the product of (i) the excess of $18.25, rather than $15.10, over the applicable exercise price per Share and (ii) the number of Shares such holder could have purchased pursuant to such option or warrant immediately prior to the effective time of the merger.

         o Upon consummation of the merger, each outstanding share of Common Stock, together with the associated preferred stock purchase rights issued pursuant to that certain Rights Agreement, dated August 19, 1997, as amended, between Cameron Ashley and SunTrust Bank, Atlanta, other than Shares held by CBP Holdings, will be cancelled and converted into the right to receive $18.25, rather than $15.10, in cash.

         o The date after which a party to the Merger Agreement may terminate the Merger Agreement would be extended from June 30, 2000, to July 31, 2000, if the Effective Time (as defined in the Merger Agreement) does not occur by then.

         References to, and descriptions of, the First Amendment to Merger Agreement and the Offer Letter as set forth in this Item 4 are qualified in their entirety by reference to the copies of the First Amendment to Merger Agreement and the Offer Letter included as exhibits to this Schedule 13D and incorporated herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended in its entirety to read as follows:

         The information set forth in Items 2 through 5, inclusive, is hereby incorporated herein by reference. Copies of the Merger Agreement, the First Amendment to Merger Agreement, the Offer Letter, the Investment Letter, the Fleet Commitment Letter, the Whitney Commitment Letter and the OC Investor Commitment are included as exhibits to this Schedule 13D and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between any such persons and any person with respect to any securities of Cameron Ashley. Without limiting the generality of the immediately preceding sentence, the Reporting Persons have not reached any agreement, arrangement or understanding, explicit or implicit, as to the voting of any Shares held by Messrs. Ross and Muratori. CGW I, Inc. does, however, anticipate causing the Shares held by CGW I to be voted in favor of the merger described in

Item 4 at any meeting of Cameron Ashley shareholders held for the purpose of voting on such merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by appending the following to the end of the disclosure in Item 7:

         (f) Commitment Letter dated March 13, 2000, from OC Investor to CBP Holdings, Inc., including Letter dated March 13, 2000, from OC Investor to CBP Holdings, Inc.

         (g) Letter dated March 20, 2000, from CBP Holdings, Inc. to Special Committee of the Board of Directors of Cameron Ashley Building Products, Inc.

         (h) (Proposed) Amendment No. 1 to Agreement and Plan of Merger dated January 17, 2000, among Cameron Ashley Building Products, Inc., CBP Holdings, Inc. and CBP Acquisition Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           3/21/00                  CGW SOUTHEAST I, INC.
---------------------------
            Date
                                    By: /s/ Bart A. McLean
                                       ----------------------------
                                    Name:   Bart A. McLean
                                        ---------------------------
                                    Title:  Managing Director
                                           ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CGW SOUTHEAST PARTNERS I, L.P.
         3/21/00
 ------------------------                   By:  CGW Southeast I, Inc.,
           Date                                    its general partner

                                            By: /s/ Bart A. McLean
                                                ----------------------------
                                            Name: Bart A. McLean
                                                  -------------------------
                                            Title: Managing Director
                                                   ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             3/21/00                        /s/ Richard L. Cravey
        -------------------                 ---------------------
              Date                           RICHARD L. CRAVEY

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            3/21/00                          /s/ Edwin A. Wahlen, Jr.
            -------                          ------------------------
              Date                           EDWIN A. WAHLEN, JR.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CGW, INC.

   3/21/00                          By:   /s/ Bart A. McLean
   -------                                ------------------
                                            Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CGW SOUTHEAST IV, L.L.C.
           3/21/00                  By:     CGW, Inc.,
           -------                            its manager
            Date

                                    By:    /s/ Bart A. McLean
                                        ----------------------------------
                                            Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    CGW SOUTHEAST PARTNERS IV, L.P.
            3/21/00                 By:     CGW Southeast IV, L.L.C.
            --------                          its general partner
             Date

                                    By:      CGW, Inc.
                                              its manager

                                    By:      /s/ Bart A. McLean
                                             -----------------------------
                                             Bart A. McLean, Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




          3/21/00                   CBP HOLDINGS, INC.
          -------
            Date
                                    By:      /s/ Bart A. McLean
                                             -------------------------
                                             Bart A. McLean, President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         3/21/00                    CBP ACQUISITION CORP.
         -------
           Date
                                    By:      /s/ Bart A. McLean
                                            ---------------------------
                                            Bart A. McLean, President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            3/21/00                          /s/ Ronald R. Ross
            -------                          ------------------
             Date                            RONALD R. ROSS

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            3/21/00                          /s/ Walter J. Muratori
            -------                          ----------------------
             Date                            WALTER J. MURATORI